KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	Division of Corporation Finance		
Firm:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
Contact name:	Wojciech Marciniak Director, Investor Relations	Phone: Fax:	(48 76) 84 78 280 (48 76) 84 78 205

Announcement also provided to required statutory authorities

Date: 5 August 2002

Number of pages (including this one): 18

accordance with §57, section 1, point 1 of the Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 and from 2002 - No 39, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the quarterly report for the 2nd quarter of 2002.

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002	2 quarters accrued/2001 period from 1 January 2001 to 30 June 2001	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002	2 quarters accrued/2001 period from 1 January 2001 to 30 June 2001
I. Net revenue from the sale of products, goods and materials	2 146 130	2 208 704	579 628	616 853
II. Operating profit (loss)	137 046	157 496	37 013	43 986
III. Profit (loss) before taxation	143 030	86 465	38 630	24 148
IV. Net profit (loss)	102 715	56 656	27 741	15 823
V.Net cash flow from operations	155 444	208 356	41 982	58 190
VI. Net cash flow from investing activities	(223 732)	(565 213)	(60 426)	(157 854)
VII. Net cash flow from financing activities	127 484	460 637	34 431	128 648
VIII. Total net cash flow	59 196	103 780	15 988	28 984
IX. Total assets	8 045 845	6 401 926	2 006 896	1 895 014
X. Liabilities and provisions for liabilities	4 211 097	2 451 189	1 050 385	725 569
XI.Long term liabilities	123 228		30 737	
XII. Short term liabilities	2 780 295	1 275 861	693 496	377 664
XIII. Shareholders' funds	3 834 748	3 950 737	956 511	1 169 445
XIV. Share capital	2 000 000	2 000 000	498 865	592 014
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	0.51	0.28	0.14	0.08
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	19.17	19.75	4.78	5.85
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

dw 8/6

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

(in '000 PLN)

BALANCE SHEET	as at 30 June 2002 end of quarter	as at 31 March 2002 end of prior quarter	as at 30 June 2001 end of quarter	as at 31 March 2001 end of prior quarter
ASSETS				
I. Fixed Assets	**4 926 010**	**4 927 246**	**4 729 273**	**4 473 689**
1. Intangible fixed assets, of which:	10 056	12 043	35 974	41 311
- goodwill				
2. Tangible fixed assets	2 887 331	2 877 486	2 844 785	2 797 411
3. Long term debtors	2 310	2 323	25 096	25 254
3.1. From related entities	299	299	22 968	22 968
3.2. From other entities	2 011	2 024	2 128	2 286
4. Long term investments	1 835 061	1 833 906	1 611 949	1 422 151
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets	1 835 061	1 833 906	1 611 949	1 422 151
a) in related entities, of which:	1 259 474	1 259 474	1 109 494	959 897
-shares in subordinated entities valued by the equity method				
b) in other entities	575 587	574 432	502 455	462 254
4.4. Other long term investments				
5. Long term prepayments	191 252	201 488	211 469	187 562
5.1. Deferred tax asset	183 473	193 903	199 297	176 381
5.2. Other prepayments	7 779	7 585	12 172	11 181
II. Current assets	**3 119 835**	**3 001 322**	**1 672 653**	**1 608 980**
1. Inventory	991 775	920 793	932 978	915 953
2. Short term debtors	531 408	592 062	438 856	451 588
2.1. From related entities	90 907	96 740	94 082	87 124
2.2. From other entities	440 501	495 322	344 774	364 464
3. Short term investments	1 555 027	1 440 395	258 684	192 433
3.1 Short term financial assets	1 555 027	1 440 395	258 684	192 433
a) in related entities	1 381 660	1 289 682	8 000	
b) in other entities	69 107	99 706	123 015	129 471
c) cash and cash equivalents	104 260	51 007	127 669	62 962
3.2. Other short term investments				
4. Short term prepayments	41 625	48 072	42 135	49 006
Total assets	**8 045 845**	**7 928 568**	**6 401 926**	**6 082 669**
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholder's Funds	**3 834 748**	**3 742 780**	**3 950 737**	**4 133 343**
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Company's own shares				
4. Reserve capital	996 994	1 185 288	1 179 339	754 531
5. Revaluation reserve capital	719 514	672 320	714 686	709 600
6. Other reserve capital				
7. Profit (loss) from prior years	15 525	(174 498)	56	624 226
8. Net profit (loss)	102 715	59 670	56 656	44 986
9. Write-off of net profit in the financial year				
II. Liabilities and provisions for liabilities	**4 211 097**	**4 185 788**	**2 451 189**	**1 949 326**
1. Provisions for liabilities	1 144 066	1 105 532	860 842	843 605
1.1. Provision for deferred income tax	116 124	122 066	77 138	68 592
1.2. Provision for retirement and related benefits	640 460	638 883	479 175	479 175
a) long term	595 250	593 673	440 541	442 491
b) short term	45 210	45 210	38 634	36 684
1.3. Other provisions	387 482	344 583	304 529	295 838
a) long term	288 816	268 241	240 536	231 717
b) short term	98 666	76 342	63 993	64 121
2. Long term liabilities	123 228	125 025		

2.1. Toward related entities				
2.2. Toward other entities	123 228	125 025		
3. Short term liabilities	2 780 295	2 826 612	1 275 861	851 865
3.1. Toward related entities	284 323	264 493	66 588	84 450
3.2. Toward other entities	2 432 505	2 471 085	1 149 740	679 736
3.3. Special funds	63 467	91 034	59 533	87 679
4. Accruals and deferred income	163 508	128 619	314 486	253 856
4.1. Negative goodwill				
4.2. Other accruals and deferred income	163 508	128 619	314 486	253 856
a) long term	2 018	2 052	2 394	2 427
b) short term	161 490	126 567	312 092	251 429
Total shareholders' funds and liabilities	**8 045 845**	**7 928 568**	**6 401 926**	**6 082 669**

Book value	**3 834 748**	**3 742 780**	**3 950 737**	**4 133 343**
Shares outstanding	**200 000 000**	**200 000 000**	**200 000 000**	**200 000 000**
Net assets per share (in PLN)	**19.17**	**18.71**	**19.75**	**20.67**
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

(in 000PLN)

OFF-BALANCE SHEET ITEMS	**as at 30 June 2002 end of quarter**	**as at 31 March 2002 end of prior quarter**	**as at 30 June 2001 end of quarter**	**as at 31 March 2001 end of prior quarter**
1. Contingent debtors	**49 559**	**59 937**	**57 944**	**49 220**
1.1. From related entities (due to)				
- received guarantees and securities				
1.2. From other entities (due to)	49 559	59 937	57 944	49 220
- received guarantees and securities		3 895	1 715	1 656
- contested State budget issues	49 201	52 918	52 792	44 349
- other	358	3 124	3 437	3 215
2. Contingent liabilities	**250**		**1 089 461**	**569 371**
2.1. Toward related entities (due to)			1 089 461	569 371
- granted guarantees and securities			1 089 461	569 371
2.2. Toward other entities (due to)	250			
- granted guarantees and securities	250			
3. Other (due to)	**246 461**	**394 039**	**297 548**	**591 244**
- liabilities on bills of exchange	10 606	114 908	4 950	4 950
- contingent penalties	121	121	283	283
- perpetual usufruct of land	170 646	170 848	171 025	160 142
- liabilities connected with the investment in CONGO			69 615	71 586
- liabilities due to rationalisation and R&D work, and other unrealised agreements	13 252	20 014	34 920	63 642
- right of recourse by PSE and TEL ENERGO towards KGHM due to loan guarantee granted to a subsidiary of KGHM - Telefonia Dialog S.A.				271 275
- contested State budget liabilities	48 685	50 482		
- other unresolved and disputed issues	3 151	37 666	16 755	19 366
Total Off-Balance Sheet Items	**296 270**	**453 976**	**1 444 953**	**1 209 835**

(in ' 000 PLN)

PROFIT AND LOSS ACCOUNT	2nd quarter/2002 period from 1 April 2002 to 30 June 2002	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002	2nd quarter/2001 period from 1 April 2001 to 30 June 2001	2 quarters accrued/2001 period from 1 January 2001 to 30 June 2001
I. Net revenue from the sale of products, goods and materials	**1 033 932**	**2 146 130**	**1 074 147**	**2 208 704**
-from related entities	245 121	530 996	268 926	584 596
1. Net revenue from the sale of products	1 027 926	2 132 555	1 065 526	2 191 963
2. Net revenue from the sale of goods and materials	6 006	13 575	8 621	16 741
II. Cost of sale of products, goods and materials, of which:	**(840 584)**	**(1 765 437)**	**(907 955)**	**(1 760 048)**
-from related entities	(198 827)	(444 636)	(222 867)	(458 604)
1. Cost of manufactured products sold	(835 264)	(1 753 104)	(900 144)	(1 744 825)
2. Cost of goods and materials sold	(5 320)	(12 333)	(7 811)	(15 223)
III. Gross profit (I-II)	**193 348**	**380 693**	**166 192**	**448 656**
IV. Selling costs	(16 846)	(33 192)	(16 424)	(34 011)
V. General administrative costs	(102 512)	(202 126)	(110 162)	(225 233)
VI. Profit from sales (III-IV-V)	**73 990**	**145 375**	**39 606**	**189 412**
VII. Other operating income	64 368	71 202	6 115	8 790
1. Profit from disposal of non-financial fixed assets	264	682	430	953
2. Subsidies	40	80	40	80
3. Other operating income	64 064	70 440	5 645	7 757
VIII. Other operating costs	(62 956)	(79 531)	(16 048)	(40 706)
1. Loss from disposal of non-financial fixed assets	(213)	(213)	(4)	(19)
2. Revaluation of non-financial assets	(2 668)	(4 334)	(2 752)	(2 966)
3. Other operating costs	(60 075)	(74 984)	(13 292)	(37 721)
IX. Operating profit (loss) (VI+VII-VIII)	**75 402**	**137 046**	**29 673**	**157 496**
X. Financial income	517	165 986	(22 680)	132 288
1. Dividends and share in profit, of which:	4 399	4 399	7 860	7 862
-from related entities	4 399	4 399	7 860	7 860
2. Interest, of which:	(12 145)	29 806	2 674	7 841
-from related entities	(32 321)	3 445	(514)	1 321
3. Profit from the sale of investments	62 068	70 565	122	122
4. Revaluation of investments	(27 706)	78 667	(36 587)	113 099
5. Other	(26 099)	(17 451)	3 251	3 364
XI. Financial costs	(30 685)	(159 993)	11 165	(203 289)
1. Interest, of which:	(52 418)	(92 011)	(6 150)	(24 230)
-for related entities				
2. Loss from the sale of investments			(27 734)	(32 619)
3. Revaluation of investments	26 348	(46 274)	57 992	(127 418)
4. Other	(4 615)	(21 708)	(12 943)	(19 022)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)	**45 234**	**143 039**	**18 158**	**86 495**
XIII. Result on extraordinary items (XIII.1.-XIII.2.)	**(9)**	**(9)**	**(78)**	**(30)**
1. Extraordinary gains			(74)	
2. Extraordinary losses	(9)	(9)	(4)	(30)
XIV. Profit (loss) before taxation (XII+/-XIII)	**45 225**	**143 030**	**18 080**	**86 465**
XV. Taxation	(2 180)	(40 315)	(6 410)	(29 809)
a) current taxation	(21 579)	(71 031)	(23 034)	(74 748)
b) deferred taxation	19 399	30 716	16 624	44 939
XVI. Other obligatory deductions from profit (loss increase)				
XVII. Share in net profit (loss) of subordinated entities valued by the equity method				
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	**43 045**	**102 715**	**11 670**	**56 656**

Net profit (loss) (annualised)	(143 964)		377 073	
Weighted average number of ordinary shares	200 000 000		200 000 000	
Net profit (loss) per share (in PLN)	(0.72)		1.89	
Weighted average diluted number of ordinary shares				
Diluted profit (loss) per ordinary share (in PLN)				

(in ' 000 PLN)

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS	2nd quarter/2002 period from 1 April 2002 to 30 June 2002	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002	2nd quarter/2001 period from 1 April 2001 to 30 June 2001	2 quarters accrued/2001 period from 1 January 2001 to 30 June 2001
I. Shareholders' funds - beginning of the period	3 742 780	3 696 075	4 133 343	4 066 757
a) changes of accounting policies		15 525		56
b) corrections due to error				
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 742 780	3 711 600	4 133 343	4 066 813
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3. Shares of the Company - beginning of the period				
3.1. Changes in shares of the Company				
a) increase, due to:				
b) decrease, due to:				
3.2. Shares of the Company - end of the period				
4. Reserve capital - beginning of the period	1 185 288	1 184 267	754 531	753 007
4.1. Changes in reserve capital	(188 294)	(187 273)	424 808	426 332
a) increase, due to:	1 729	2 750	424 808	426 332
- issuance of shares over nominal value				
- from profit distribution (statutory)				
- from profit distribution (over statutorily-required minimum value)			424 170	424 170
- transfer from revaluation reserve capital	1 729	2 750	638	2 162
b) decrease, due to:	(190 023)	(190 023)		
-coverage of losses	(190 023)	(190 023)		
4.2. Reserve capital - end of the period	996 994	996 994	1 179 339	1 179 339
5. Revaluation reserve capital - beginning of the period	672 320	701 831	709 600	689 580
5.1. Changes in revaluation reserve capital	47 194	17 683	5 086	25 106
a) increase, due to:	56 102	93 312	8 881	34 739
- settlement of derivative instruments	16 034	31 053	34 676	34 676
- revaluation of hedging transactions, in the effective part	51 148	62 259	(23 542)	
- creation of a tax asset	(11 080)		(2 253)	63
b) decrease, due to:	(8 908)	(75 629)	(3 795)	(9 633)
- disposal of tangible fixed assets	(2 250)	(3 271)	(708)	(2 269)
- revaluation of hedging transactions, in the effective part	6 150	(59 550)	(3 087)	(7 364)
- creation of a deferred tax provision	(12 808)	(12 808)		
5.2. Revaluation reserve capital - end of the period	719 514	719 514	714 686	714 686
6. Other reserve capital - beginning of the period				
6.1. Changes in other reserve capital				
a) increase, due to:				
b) decrease, due to:				
6.2. Other reserve capital - end of the period				
7. Retained profit (uncovered losses) from prior years - beginning of the period	(114 828)	(190 023)	669 212	624 170
7.1. Retained profit from prior years - beginning of the period	75 195		669 212	624 170
a) changes to accounting methodology (policies)		15 525		56
b) corrections due to error				
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	75 195	15 525	669 212	624 226
a) increase, due to:				
- distribution of profit from prior years				
b) decrease, due to:			(624 170)	(624 170)
- increase of reserve capital			(424 170)	(424 170)
- dividend payment			(200 000)	(200 000)
7.3. Retained profit from prior years - end of the period	75 195	15 525	45 042	56

7.4. Uncovered losses from prior years - beginning of the period	**(190 023)**	**(190 023)**		
a) changes to accounting methodology (policies)				
b) corrections due to error				
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	**(190 023)**	**(190 023)**		
a) increase, due to:				
- transfer of losses from prior years to be covered				
b) decrease, due to:	190 023	190 023		
- coverage of loss from reserve capital	190 023	190 023		
7.6. Uncovered losses from prior years - end of the period				
7.7. Retained profit (uncovered losses) from prior years - end of the period	**75 195**	**15 525**	**45 042**	**56**
8. Net result	**43 045**	**102 715**	**11 670**	**56 656**
a) net profit	43 045	102 715	11 670	56 656
b) net loss				
c) write-off from profit				
II. Shareholders' funds - end of the period	**3 834 748**	**3 834 748**	**3 950 737**	**3 950 737**
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of losses)	**3 834 748**	**3 834 748**	**3 950 737**	**3 950 737**

(in ' 000 PLN)

STATEMENT OF CASH FLOWS	2nd quarter/2002 period from 1 April 2002 to 30 June 2002	2 quarters accrued/2002 period from 1 January 2002 to 30 June 2002	2nd quarter/2001 period from 1 April 2001 to 30 June 2001	2 quarters accrued/2001 period from 1 January 2001 to 30 June 2001
A. Cash flow from operations - indirect method				
I. Net profit (loss)	**43 045**	**102 715**	**11 670**	**56 656**
II. Total adjustments	**152 259**	**52 729**	**113 085**	**151 700**
1. Share in net profit (loss) of subordinated entities valued by the equity method				
2. Depreciation	74 273	149 448	85 479	172 004
3. (Profit) loss on exchange rate differences	*(3 937)*	*44 360*	*(5 054)*	*(11 166)*
4. Interest and share in profits (dividends)	76 904	71 342	(1 962)	7 628
5. (Profit) loss on investing activities	(61 347)	(69 640)	27 792	32 351
6. Change in provisions	25 725	55 048	17 215	60
7. Change in inventories	(70 982)	(66 233)	(17 025)	(98 224)
8. Change in debtors	60 302	(58 200)	(134 160)	84 316
9. Change in short term liabilities, excluding loans and credit	(5 683)	(74 068)	111 902	(132 309)
10. Change in prepayments and accruals	40 492	48 405	18 761	65 869
11. Other adjustments	16 512	(47 733)	10 137	31 171
III. Net cash flow from operations (I+/-II)	***195 304***	***155 444***	***124 755***	***208 356***
B. Cash flow from investing activities				
I. Inflow	**1 278 740**	**1 415 452**	**40 136**	**277 520**
1. The sale of intangible assets and tangible fixed assets	393	911	735	1 534
2. The sale of investments in real estate and intangible assets			(1)	
3. From financial assets, of which:	1 278 347	1 414 396	86 319	275 792
a) in related entities	1 246 561	1 288 648	8 579	8 579
- the sale of financial assets	1 275 368	1 282 958	719	719
- dividends and share in profit	4 399	4 399	7 880	7 860
- repayment of long term loans granted				
- interest	(33 206)	1 291		
- other inflow from financial assets				
b) in other entities	31 786	125 748	77 740	267 213
- the sale of financial assets	26 812	120 768	77 733	267 198
- dividends and share in profit			1	3
- repayment of long term loans granted				
- interest	4 968	4 968		
- other inflow from financial assets	6	12	6	12
4. Other investment inflow		*145*	*(46 917)*	*194*
II. Outflow	**(1 390 896)**	**(1 639 184)**	**(345 365)**	**(842 733)**
1. The purchase of intangible assets and tangible fixed assets	(70 317)	(138 273)	(137 727)	(273 056)
2. The purchase of real estate and intangible assets				

3. For financial assets, of which:	(1 325 781)	(1 499 637)	(104 244)	(337 992)
a) in related entities	(1 304 656)	(1 398 078)	(8 000)	(28 000)
- the purchase of financial assets	(1 304 656)	(1 398 078)	(8 000)	(28 000)
- long term loans granted				
b) in other entities	(21 125)	(101 559)	(96 244)	(309 992)
- the purchase of financial assets	(21 125)	(101 559)	(56 043)	(269 791)
- long term loans granted			(40 201)	(40 201)
4. Other investment outflow	5 202	(1 274)	(103 394)	(231 685)
III. Net cash flow from investing activities (I-II)	***(112 156)***	***(223 732)***	***(305 229)***	***(565 213)***
C. Cash flow from financing activities				
I. Inflow	**1 003 124**	**1 288 862**	**943 712**	**1 736 853**
1. Net inflow from the issuance of shares (the giving of shares) and other equity instruments and of payments to capital				
2. Credit and loans	1 003 124	1 288 862	943 712	1 736 853
3. The issuance of debt securities				
4. Other financial inflow				
II. Outflow	(1 033 020)	(1 161 378)	(698 531)	(1 276 216)
1. The purchase of shares of the Company				
2. Dividends and other shareholder-related payments				
3. Other outflow from profit distribution, excepting shareholder-related payments				
4. Repayment of credit and loans	(981 228)	(1 080 651)	(692 632)	(1 260 725)
5. The buy-back of debt securities				
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	–			
8. Interest	(51 792)	(80 727)	(5 899)	(15 491)
9. Other financial outflow				
III. Net cash flow from financing activities (I-II)	**(29 896)**	**127 484**	**245 181**	**460 637**
D. Total net cash flow(A.III+/-B.III+/-C.III)	**53 252**	**59 196**	**64 707**	**103 780**
E. Change in balance sheet total of cash and cash equivalents, of which:	**53 252**	**59 196**	**64 707**	**103 780**
- change in cash and cash equivalents due to exchange rate differences	85	85	591	77
F. Cash and cash equivalents - beginning of the period	**51 007**	**45 063**	**62 962**	**23 889**
G. Cash and cash equivalents - end of the period (F+/-D), of which:	**104 259**	**104 259**	**127 669**	**127 669**
- including those having limited rights of disposal	2 127	2 127	2 070	2 070

ADDITIONAL INFORMATION TO THE QUARTERLY REPORT FOR THE SECOND QUARTER OF 2002 – PURSUANT TO § 61 SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

The financial data presented in this quarterly report were based on accounts which have not yet been subject to half-year review by the Auditor.

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT.

1. Accounting principles.

The financial results presented in this quarterly report for the current period and comparable prior period were prepared based on principles for the balance sheet date valuation and measurement of financial results. As of 1 January 2002 the Company has applied changes to its accounting principles arising from those made to the accounting law dated 29 September 1994.

The most important of these changes relate to

1) under fixed assets

- the transfer of perpetual usufruct rights to land and of rights to residential and business premises, to tangible fixed assets,

- the recognition of financial fixed assets under long term investments,
- the recognition in fixed assets of tax assets arising from temporary differences in income tax,
- the separation of long term prepayments from prepayments, to be written off in a period over 12 months from the balance sheet date,

2) under current assets

- the recognition of long term trade debtors under current assets,
- the recognition under short term investments of shares held for trading, other short term securities, short term loans granted and other short term assets, including interest charged and derivative instruments having a positive fair value, as well as cash resources and other cash assets: cheques, bills of trade, bills, bank accounts and similar assets,

3) under shareholders' funds

- the accounting and settlement of the effects of market valuation of fixed assets adjusted by the provision created for deferred income tax,
- the charging to undistributed profit from prior years of the effects of changes in accounting principles and of basic errors,
- the recognition in the current financial result of surplus unrealised positive exchange rate differences over negative,

4) under provisions for liabilities, the recognition of the provision for deferred income tax separate from tax assets,

5) under financial liabilities, the recognition of derivative instruments having a negative fair value,

6) under deferred income, the recognition of fixed assets, fixed assets under construction and intangible assets obtained without cost, including as a donation,

7) under net revenue from sales and selling costs, the Company includes excise tax. The amount of this tax has no significant impact on the level of these items.

Significant changes in the principles of valuation relate to:

1) the valuation of production inventories at the level of direct costs and the justifiable part of indirect costs, i.e. costs reflecting normal exploitation of production capacity,

2) the setting of exchange rates in accordance with buy rates for the valuation of assets, and with sell rates for the valuation of liabilities,

The effects of changes in principles for the documentation of surplus unrealised positive exchange rate differences over negative and of changes in principles for the setting of appropriate exchange rates for the valuation of assets and liabilities, adjusted by the provision for income tax and the tax asset which arose due to this, were charged to undistributed profit from prior years as at the balance sheet date.

In addition, beginning from 1 January 2002 the Company has made the following changes:

- a review of fixed assets depreciation rates, in particular, applying depreciation periods for those fixed assets which will be utilised until the liquidation of particular mining areas to changes in the estimated schedule of mine liquidation,
- short term provisions have ceased to be created for accruals respecting planned maintenance costs,
- short term USD-denominated credit has been drawn, which is treated as an instrument to hedge future cash flows from the sale of products (copper), the setting of whose price is based on the USD exchange rate. The valuation of this instrument is presented in shareholders' funds.

Other accounting principles and revaluations in the Company are in accordance with those published in the annual report SAR-2001, published on 5 March 2002.

Data for the comparable prior year period were restated to meet accounting principles in force in the year 2002.

2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the accrued current period, the rate of 3.7026
- for the calculation of assets and capital as at 30 June 2002, the rate of 4.0091,
- for the calculation of turnover, financial results and cash flow for the accrued comparative period, the rate of 3.5806
- for the calculation of assets and capital as at 30 June 2001, the rate of 3.3783.

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND WRITE-OFFS REVALUING ASSETS.

1. Provisions for future expenses and liabilities.

In the current quarter the Company created or revalued provisions for the following future expenses and liabilities:

• for mine closure costs, based on rates arising from anticipated closure costs as estimated at the end of 2001, *and reflecting the rate of inflation for the current period.* In this estimation there was no change in the current value discount rate. This provision will be reviewed at the end of 2002, in relation to a ruling which is to come into force by the Minister for the Economy on the creation and use of the mine closing funds.	PLN 5 736 thousand
(PLN 12 925 thousand accrued for the half-year)	
• for future liabilities towards employees with respect to retirement-disability rights, jubilee awards and coal-equivalent payments, revalued by an actuary	PLN 13 610 thousand
(PLN 17 946 thousand accrued for the half-year)	
• for liabilities arising from an agreement entered into between the Company and municipal authorities of Grębocice, for the granting of approval to expand the tailings pond	PLN 19 556 thousand
(PLN 19 556 thousand accrued for the half-year)	
• for potential liabilities due to mining fees charged to Company costs, after annulment of the decision of the Minister of the Environment by a judgement of the Supreme Administrative Court	PLN 15 408 thousand
(PLN 15 408 thousand accrued for the half-year)	
• for liabilities toward the State budget due to additional taxation and VAT penalties after a tax audit for the year 2000	PLN 3 241 thousand
(PLN 9 628 thousand accrued for the half-year)	
• for revaluation of provisions created in prior years for contested and unresolved issues	PLN 2 944 thousand
(PLN 2 969 thousand accrued for the half-year)	
• short term provisions recognised under accruals due to annual bonus payments, together with charges	PLN 59 836 thousand
(PLN 127 959 thousand accrued for the half-year)	

Likewise in the current quarter the following provisions created in prior years were released:

- for future liabilities towards employees with respect to retirement-disability rights, jubilee awards and coal-equivalent payments – after revaluation of estimates by actuary — PLN 12 032 thousand
  (PLN 17 675 thousand accrued for the half-year)
- for conditional environmental penalties, after realisation of investments — PLN 134 thousand
  (PLN 134 thousand accrued for the half-year)
- other provisions — PLN 565 thousand
  (PLN 565 thousand accrued for the half-year)

2. Deferred income tax provision, deferred tax asset

Due to temporary differences in income tax and to an additional income tax charge for the year 2000 following a tax audit, the provisions for deferred income tax and for the deferred tax asset were revalued in the current quarter.

In the provision for income tax there was a decrease of PLN 5 942 thousand.
For the half-year period there was an increase in this provision by PLN 15 318 thousand, of which the following was recognised:

- in the financial result — PLN 2 509 thousand
- in shareholders' funds — PLN 12 809 thousand

There was a decrease of deferred tax assets in the current quarter of PLN 10 430 thousand.
The increase in the deferred tax asset in the first half by PLN 33 226 thousand was entirely recognised in the financial result.

3. Revaluation of assets

At the end of the current quarter there was a revaluation of current assets and liabilities. The results of this revaluation were charged either to the current financial result or to shareholders' funds.

The following was charged to the financial result:

- increase of the write off for foreign trade debtors, in connection with a change in the rate for valuation of debtor/creditor balances expressed in foreign currencies on the last day of the quarter — PLN 1 654 thousand
  (PLN 3 001 thousand accrued for the half-year)
- results of the revaluation of tangible fixed assets and current assets — PLN 954 thousand
  (PLN 1 254 thousand accrued for the half-year)
- results of changes in the fair value of derivative instruments, with respect to open trading and hedging transactions, in an amount reflecting the ineffective part of the hedge — PLN 1 697 thousand
  (PLN 32 054 thousand accrued increase for the half-year)

Due to the revaluation of open future cash flow hedging transactions in an amount reflecting the effective part of the hedge, after recognising settlement of these transactions and after recognising the provision for deferred tax, shareholders' funds in the current quarter were increased in the amount of — PLN 49 444 thousand
of which: from revaluation of credit drawn in USD shareholders' funds were increased in the amount of — PLN 7 599 thousand

Accrued shareholders' funds for the half year were increased in the amount of — PLN 20 953 thousand
of which: from revaluation of credit drawn in USD shareholders' funds were charged in the amount of — PLN 18 604 thousand

III. SIGNIFICANT EVENTS AND ISSUES RELATING TO THE ACTIVITIES OF THE COMPANY IN THE SECOND QUARTER OF 2002.

1. Judgements of the Supreme Administrative Court relating to mining fees

The Supreme Administrative Court in Warsaw passed judgements in matters relating to the payment of mining fees (setting of fees on copper and silver) in a total amount of PLN 102 384 thousand.
These judgements of 16 May 2002, 21 May 2002 and 29 May 2002 by the Supreme Administrative Court established that the contested payments should be calculated based on the amount of copper concentrate, while the claims respecting silver-related payments were declared as unjustified. As a consequence of the above decisions the Company will be charged with liabilities in the amount of appx. PLN 15 mln, realised on the basis of a decision of the Minister of the Environment with respect to the payment of mining fees from copper concentrate.

2. Disagreement relating to mutual claims

In the first half of 2002 the Regional Court in Warsaw heard arguments relating to compensatory proceedings based on the reciprocal claims of KGHM Polska Miedź S.A. and of Krzysztof Pochrzęst, Jofa Luman Kazadi and Colmet International Ltd , as reported by the Company in the periodic report for the fourth quarter of 2001.
On 13 May 2002 there was a failure to reach agreement in proceedings before the Regional Court for Warszawa-Praga, Section I (Civil Matters) in Warsaw, as a result of which compensatory proceedings before the Regional Court in Warsaw were terminated. Currently, the parties are involved in negotiations aimed at resolving the contested issues.

3. Effects of risk management policy

In order to exploit the situation on the currency market, the Company actively managed its currency risk. In the course of these activities, flexible hedging strategies were applied in the second quarter. As a result, higher-than-planned exchange rates were achieved for the majority of revenues planned to the end of 2002.
The Company actively managed copper and silver price risk, taking important decisions in the second quarter aimed at hedging selling prices. As a result of implementation of this hedging strategy, the Company hedged higher-than-planned silver sales prices in the period to mid-2004.

4. Production results

In the first half of 2002 KGHM Polska Miedź S.A. produced 250 698 tonnes of electrolytic copper and 602 199 kg of metallic silver.

Other important events reported by the Company

Company bodies

- On 26 June 2002 the Ordinary General Meeting of the Company approved the following:
  - the Supervisory Board Report on the results of its analysis of the Report on the Activities of the Company for the financial year 2001 and of the financial statements of the Company for the financial year 2001,
  - the Report on the Activities of the Company for the financial year 2001,
  - the Financial Statements of the Company for the financial year 2001,
  - the Supervisory Board Report on the results of its analysis of the Consolidated Financial Report of the KGHM Polska Miedź S.A. Capital Group for the financial year 2001, and of the Report on the Activities of the KGHM Polska Miedź S.A. Capital Group for the financial year 2001,
  - the Report on the activities of the KGHM Polska Miedź Capital Group in the financial year 2001, and
  - the Consolidated financial report of the KGHM Polska Miedź S.A. Capital Group for the financial year 2001.

The AGM decided on a method for covering the losses of the Company in financial year 2001, approved of the activities of all members of the Management Board of the Company in financial year 2001 with the exception of Marian Krzemiński and Marek Sypek, as well as all members of the Supervisory Board, and also approved of changes to the Statutes of the Company. The AGM appointed the following persons to the new-term Supervisory Board: Bohdan Kaczmarek, Witold Koziński, Janusz Maciejewicz, Jerzy Markowski, Jan Rymarczyk, Marek Wierzbowski, together with the following employee-elected members: Józef Czyczerski, Leszek Hajdacki and Ryszard Kurek.

Credit, guarantees, securities

- In June 2002 credit organised for the Company by CitiBank N.A. and ABN Amro Bank N.V. was refinanced. It was replaced by credit organised on the basis of an agreement dated 21 June 2002 by ABN Amro Bank N.V. and J.P. MORGAN PLC. More advantageous credit conditions were established for the Company by this new credit.

- As of 1 April 2002 changes have been in force, through an annex dated 11 April 2002, to the Agreement for a Two-Currency Renewable Line of Syndicated Credit entered into on 19 December 2001 for credit in the amount of PLN 915 mln in the PLN-denominated tranche, and USD 43.5 mln in the USD-denominated tranche, organised for KGHM Polska Miedź S.A. by a consortium of Polish banks, whose organisers were Bank Pekao S.A. and PKO Bank Polski S.A. The credit margin was altered from 0.80% during the first six months and 1.00% thereafter, to a margin ranging from 1.00%-1.50% from 1 April 2002, depending on the level of financial ratios. In addition, the agreement was altered by requiring that, should there be any sale of shares of Polkomtel S.A., the Company would be immediately obligated to apply the proceeds from such a sale towards repayment of the loan. The Company may likewise apply said proceeds towards repayment of other bank loans, should such other banks demand such a payment.

Understanding with municipalities

- On 17 April 2002 the Company and the municipal authorities (gminas) of Polkowice and Grębocice signed an agreement relating to co-operation with respect to enabling the Company to expand the tailings pond "Żelazny Most" and with respect to development of the technical, economic and social infrastructure of these municipalities. The agreements which were signed, together with the agreement signed in December 2000 with the municipal authorities (gmina) of Rudna, enable the Company to obtain the requisite administrative decisions for the expansion of the tailings pond "Żelazny Most" up to a capacity of 700 mln m3, extending its operational life by at least 20 years.

Capital Group

- On 28 June 2002 there was a transfer of ownership rights by Dolnośląska Spółka Inwestycyjna S.A. to 81% of the shares of ZUW Sp. z o.o. to the company URBEX Spółka z o.o. with its registered head office in Osiek. The nominal value of the assets sold was PLN 5 672 thousand, the book value PLN 3 648 thousand, while the sale price amounted to PLN 4 862 thousand. Following this transaction, DSI S.A. owns 19% of the shares of ZUW Sp. z o.o.

- On 20 June 2002 a change in share capital was registered for the company Pol-Miedź Trans Sp. z o.o. with its registered head office in Lubin. The share capital of Pol-Miedź Trans Sp. z o.o. was reduced by PLN 0.2 thousand, and following registration amounts to PLN 137 423 thousand. KGHM Polska Miedź S.A. owns 100% of the shares.

- On 11 June 2002 KGHM Metale S.A. entered into an agreement with WFP Hefra S.A. on obtaining 1 156 250 shares of WFP Hefra S.A. for the amount of PLN 7 400 thousand, representing the nominal value of these assets. The share of these assets in the share capital of WFP Hefra S.A. is 47.44%. Following this purchase KGHM Metale S.A. owns 90.24% of the share capital of WFP Hefra S.A.

- On 7 June 2002 a change in share capital was registered for the company PeBeKa S.A. with its registered head office in Lubin. The share capital of PeBeKa S.A. was increased by PLN 4 000 thousand, and

following registration amounts to PLN 1: 115 thousand. DSI S.A. owns 100% of the shares of PeBeKa S.A.

- On 5 June 2002 the three fixed-line operators Telefonia Dialog S.A., Netia Telekom SA and El-Net S.A. signed an agreement on co-operation. In this agreement the operators expressed their interest in co-operating in matters of infrastructure possessed, the development of telecommunications services and improvement in regulation of the telecommunications market. This agreement is a continuation of the mutual activities of independent operators towards development of the market.

- On 15 May 2002 a change in share capital was registered for the company KGHM Metraco Sp. z o.o. with its registered head office in Legnica. The share capital of KGHM Metraco Sp. z o.o. was reduced by PLN 5 thousand. Following registration the share capital of KGHM Metraco Sp. z o.o. amounts to PLN 2 745 thousand. KGHM Polska Miedź S.A. owns 91.75% of the shares.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN ATYPICAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

1. Financial result

In the first half of 2002 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 143 030 thousand. A net profit of PLN 102 715 thousand was achieved in this period. This improvement in the financial results of the Company with respect to the comparable prior period of 2001 mainly relates to financial activities, and was primarily the result of revaluation of currency and trading hedging transactions.
In the period January-June 2002 with respect to the comparable prior period of 2001:

- Revenues from economic activities were lower by PLN 33 536 thousand, or by 1.4%.
- Economic activity costs were lower by PLN 23 008 thousand, or by 1.0%.

2. Operations

Profit on sales in the first six months of 2002 was lower by PLN 44 037 thousand, or by 23.2% from that achieved in the first half of the prior year. The main reason for this fall in profit on sales was a fall in revenues from sales of 2.8%.
In the period January-June 2002 net revenue from the sale of products, goods and materials was lower by 2.8% than that achieved in the comparable prior period of 2001. This level of revenues was the result of:

- lower average copper prices on the London Metals Exchange by 7.4%, with average prices during the reported period as follows: 1 709 USD/t in the prior year and 1 582 USD/t in the current year,
- higher average silver prices on the London Bullion Market by 2.8% from a level of 144 USD/kg do 148 USD/kg of silver.
- depreciation of the Polish złoty – a change in the exchange rate in comparable periods by 1.1% (given an average annual inflation rate of 2.8%) from the level of 4.0420 PLN/USD in the first quarter of 2001 to 4.0863 PLN/USD after the first six months of 2002.
- an increase in the volume of sales of copper and copper products by 2.2% from a level of 240 949 tonnes in the first half of 2001 to 246 221 tonnes in the comparable period of 2002, and an increase in the volume of silver sales by 7.5% from a level of 586 526 kg to 630 599 kg.

The largest items in the structure of revenues from the sale of products, goods and materials were revenues from the sale of copper and copper products (77.4%) and silver (17.7%).
Operating activity costs in the first half of 2002 were lower by PLN 18 537 thousand, or by 0.9% than in the comparable prior period of 2001 alongside a quantitative increase in sales of copper products by 2.2% and of silver by 7.5%.
After the first 6 months of 2002 the total unit copper production cost was 6 184 PLN/t versus 6 450 PLN/t in the period January-June 2001, which means a fall of 4.1%. This decrease in the unit cost was primarily the result of:

- the application of balance sheet fixed assets depreciation rates reflecting the anticipated period of operation of the mines, ore enrichment plants and surface infrastructure (a decrease in annual planned depreciation by appx. PLN 26 mln),

- an increase in electrolytic copper production by 1.8% and metallic silver by 3.4%, alongside a decrease in the level of copper ore extraction by 1.[illegible] %, and
- realisation of the costs reduction program,

alongside a 9.0% lower valuation of by-products (mainly anode slimes containing silver and gold) due mainly to the application of valuation methods arising from the new law on accounting.

The total unit cost of copper production expressed in USD amounted to 1 513 USD/t (68.63 USc/lb) versus 1 596 USD/t (72.39 USc/lb) in 2001 (a decrease of 5.2%).
In future quarters an increase in costs is anticipated arising primarily from planned maintenance, mainly in the smelters.

3. Other operating activities

The result of other operating activities in the period January-June 2002 was a loss of PLN 8 329 thousand, which means a decrease by PLN 23 587 thousand, or by 73.9% in relation to the comparable prior period.
Other operating income in relation to the comparable prior period was higher by PLN 62 412 thousand, or eight times higher, mainly due to an adjustment on real estate tax (relating to underground mining areas) and to the higher level of employee-related provisions released. During this same period other operating costs increased by PLN 38 825 thousand, or by nearly double, mainly due to the creation of provisions for future liabilities.

4. Financial activities

The Company noted a profit on financial activities in the first half of 2002 of PLN 5 993 thousand, which means an improvement in the result in relation to the comparable prior period by PLN 76 994 thousand. Such a significant improvement in the result on financial activities was mainly thanks to interest received on bonds of Telefonia Dialog and to the result on currency and trading hedging transactions, alongside higher interest paid on credit and loans.
The fall in financial costs by 21.3% (or by PLN 43 296 thousand) is mainly due to revaluation to fair value of derivative instruments.
The increase in financial income by 25.5% (in absolute amounts – by PLN 33 698 thousand) is the effect of interest received on the bonds of Telefonia Dialog, alongside a lower valuation of income from hedging transactions.

V. EVENTS WHICH OCCURRED AFTER 30 JUNE 2002 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE COMPANY.

1. Disposal of financial assets

On 26 July 2002 KGHM Polska Miedź S.A. sold the following to Bank Gospodarki Żywnościowej S.A. Brokerage House with registered head office in Warsaw:

- 1 884 478 registered shares of Aquakonrad S.A. (under liquidation) having a nominal value of PLN 42 each. The assets sold represent 90.40% of the share capital of Aquakonrad S.A (under liquidation) and grant the right to 84.11% of the votes at the General Meeting. The book value of the above-mentioned shares in the accounts of KGHM Polska Miedź S.A. was PLN 742 thousand. The total sale price is PLN 19 thousand. KGHM Polska Miedź S.A. does not hold any shares in Aquakonrad S.A.
- 200 000 bearer shares and 157 143 registered shares of Dolnośląska Spółka Inwestycyjna S.A., having a nominal value of PLN 100 each The assets sold represent 22.54% of the share capital of Dolnośląska Spółka Inwestycyjna S.A and grant the right to 22.54 % of the votes at the General Meeting. The book value of the above-mentioned shares in the accounts of KGHM Polska Miedź S.A. was PLN 30 188 thousand. The total sale price is PLN 30 000 thousand. KGHM Polska Miedź S.A. holds a 77.46% stake in Dolnośląska Spółka Inwestycyjna S.A after this transaction.

Simultaneously, on 26 July 2002 KGHM Metale S.A. with its registered head office in Lubin (a subsidiary of KGHM Polska Miedź S.A.) bought the above-mentioned shares of Aquakonrad S.A. (under liquidation) and the shares of Dolnośląska Spółka Inwestycyjna S.A. from Bank Gospodarki Żywnościowej S.A. Brokerage

House, with registered head office in Warsaw, at a price equal to that realised by KGHM Polska Miedź S.A. from the sale of these assets. After this transaction KGHM Metale S.A. holds a 90.40% stake in the share capital of Aquakonrad S.A. and a 22.54% stake in the share capital of Dolnośląska Spółka Inwestycyjna S.A.

2. Payment of special bonus

On the basis of a decision passed by resolution of the Management Board of KGHM Polska Miedź S.A. dated 10 July 2002, on 31 July 2002 a special bonus was paid for the month of July, which together with related costs represents a charge to the Company of PLN 31 670 thousand.

VI. POSITION OF THE MANAGEMENT BOARD WITH RESPECT TO THE POSSIBILITY OF ACHIEVING PREVIOUSLY-PUBLISHED FORECASTS OF RESULTS FOR THE YEAR 2002, IN LIGHT OF THE RESULTS PRESENTED IN THIS REPORT RELATIVE TO FORECAST RESULTS.

In the first half of 2002 the Company achieved positive financial results, surpassing the level assumed in the published forecast. Revenue from the sale of products, goods and materials after the first six months represented 50.4% of the planned annual level, while net profit earned was nearly double that forecast for all of 2002. Such an exceptional exceeding of forecast levels was primarily the result of:

- relatively low costs in the first half, mainly due to: realisation of efficiency-enhancing activities, limitation of expenses (relates to the purchase of materials and external services), and ceasing the creation of provisions for maintenance in the smelters and depreciation adjustments (reduction),
- the high level of sales of copper and silver products, and
- the surplus arising from the valuation of derivative instruments to their fair value (+PLN 32 mln). The forecast did not reflect the result on financial operations in this respect. The financial effects of the risk management methods pursued within the financial periods of the year may have a significant impact on shaping the result on financial activities.

As a result of this exceeding of planned results and due to fluctuating macroeconomic conditions, the Company is in the process of preparing an adjusted forecast, which will be published as a current report immediately after it is approved by the Supervisory Board of KGHM Polska Miedź S.A.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES.

Shareholder	Shares held on 31 March 2002 (same number of votes)	Percentage share capital held on 31 March 2002 (same number of votes at General Meeting)	Shares held on 30 June 2002 (same number of votes)	Percentage share capital held on 30 June 2002 (same number of votes at General Meeting)
State Treasury	88 567 589	44.28%	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	29 642 150	14.82%	26 429 666	13.21%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38%	10 750 922	5.38%

After the balance sheet date the Company was informed that Deutsche Bank Trust Company Americas reduced its ownership in the share capital of the Company, and on 31 July 2002 owned 25 279 662 shares of KGHM Polska Miedź S.A., representing 12.64 % of the share capital and an equivalent number of votes on the General Meeting of the Company.

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE COMPANY OR OF RIGHTS TO THEM (OPTIONS) IN THE 2ND QUARTER OF 2002 BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE COMPANY.

Position / function	First name, surname	Shares held as at 31 March 2002	Shares bought in Q2 2002	Shares sold in Q2 2002	Shares held as at 30 June 2002
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Stanisław Siewierski	8455	0	0	8455
Vice President of the Management Board	Witold Bugajski	505	0	0	505
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	2629	0	0	2629
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Witold Koziński	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	no data	no data	no data	no data

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION.

The total value of liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries, arising in connection with on-going proceedings as at 30 June, 2002 before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, represents less than 10% of the shareholders' funds of the Company.

X. TRANSACTIONS ENTERED INTO BY THE COMPANY OR A SUBSIDIARY WITH RELATED ENTITIES WITHIN THE FINANCIAL YEAR, WHICH ARE NOT TYPICAL TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM THE CURRENT OPERATING ACTIVITIES OF THE COMPANY OR A SUBSIDIARY, BUT WHOSE VALUE EXCEEDS THE PLN-EXPRESSED EQUIVALENT OF 500 000 EUR.

1. Transactions entered into between Fundusz Inwestycji Kapitałowych KGHM Metale SA in Lubin (a subsidiary of the Company) and Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary of

KGHM Metale S.A.), relating to the acquisition by KGHM Metale S.A. of discount bearer bonds issued by WFP „Hefra" S.A. in the amount of PLN 4 400 thousand, the buyback by WFP „Hefra" S.A. of bonds in the amount of PLN 10 500 thousand and the rollover of bonds of WFP „Hefra" S.A. in the amount of PLN 7 300 thousand. Total value of these transactions is PLN 22 200 thousand. The highest value transaction was entered into on 20 February 2002 and relates to the buyback of bonds issued on 20 November 2001 by WFP "Hefra" SA for the nominal amount of PLN 2 500 thousand. The purchase price of the bonds was PLN 2 405 thousand, with an interest rate of WIBOR 3M + 1.3%.

2. Transactions entered into between WFP"Hefra" SA (a subsidiary of KGHM Metale S.A.) and Lefana Sp. z o.o. (a subsidiary of WFP"Hefra" SA) relating to the acquisition by WFP"Hefra" SA of discount bearer bonds issued by Lefana Sp. z o.o. in the amount of PLN 900 thousand, and also the rollover of bonds of Lefana Sp. z o.o. in the amount of PLN 4 000 thousand. Total value of these transactions is PLN 4 900 thousand. The last of these transactions having the highest value was entered into on 16 June 2002 and relates to the purchase of bonds in the nominal amount of PLN 600 thousand. Interest rate of the bonds is WIBOR 3M +2.1%.

3. Transactions entered into between KGHM Polska Miedź SA. a Telefonią DIALOG SA (a subsidiary of the Company) relating to the acquisition by KGHM Polska Miedź S.A. of bonds issued by Telefonia DIALOG SA in the amount of PLN 178 078 thousand, and also the rollover of bonds of Telefonia DIALOG SA in the amount of PLN 1 209 000 thousand. Total value of these transactions is PLN 1 387 078 thousand. The highest value transaction was entered into on 28 June 2002 and relates to the rollover of 8 000 bonds of Telefonia Dialog S.A. in the nominal amount of PLN 800 000 thousand for the period from 28 June 2002 to 28 September 2002. Interest rate of the bonds is WIBOR 1M + a margin of 1.2%.

4. Transactions entered into between Dolnośląska Spółka Inwestycyjna SA in Lubin (a subsidiary of the Company) and ZM LEGMET Sp. z o.o. (a subsidiary of DSI S.A.) relating to the purchase by DSI S.A. of commercial paper (the civil law debt bonds of ZM LEGMET) in the amount of PLN 6 200 thousand and the buyback by ZM LEGMET Sp. z o.o. of commercial paper in the amount of PLN 600 thousand. Total value of these transactions is PLN 6 800 thousand. The highest value transaction was entered into on 24 April 2002 and relates to the purchase of bonds in the amount of PLN 2 100 thousand having an annual return of 12%.

XI. INFORMATION ON THE GRANTING BY THE COMPANY OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF THE COMPANY.

During the period from 1 January to 30 June 2002 neither the Company nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of the Company.

XII. OTHER INFORMATION IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT OF THE COMPANY AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE COMPANY TO MEET ITS LIABILITIES.

The Treasury Office in Wrocław overturned a decision of a body of the first instance and ruled that the results of a tax audit for the year 2000 relating to corporate income tax and VAT be reviewed once again. This additional taxation of PLN 48 865 thousand, which is contested by the Company, remains in the accounts as an off-balance sheet item. In the case of personal income tax, the decision of the body of the first instance was sustained.

XIII. FACTORS IMPACTING THE FINANCIAL RESULTS OF THE COMPANY.

Permanent factors which impact the financial results of the Company are:

- copper and silver prices on metals markets,
- the USD exchange rate, and
- electrolytic copper production costs in the Company.

In addition, in the near future there will be a significant impact on the financial result of the Company due to credit servicing costs and to payment of a special bonus based on an agreement with the trade unions (the costs of this bonus, paid in July, amounted to PLN 32 mln).

GŁÓWNY KSIĘGOWY
Zenon Sabiniarz

WICEPREZES ZARZĄDU
Stanisław Siewierski

WICEPREZES ZARZĄDU
Grzegorz Kubacki